May 14, 2025

Brian Finn
Chief Investment Officer
Findell Capital Management LLC
88 Pine Street, 22nd Fl.
New York, NY 10005

       Re: Findell Capital Management LLC
           Oportun Financial Corp
           Preliminary Proxy Statement filed May 7, 2025, by Findell Capital Management
           LLC, Findell Capital Partners LP, Finn Management GP LLC, Brian Finn, and
           Warren Wilcox
           File No. 001-39050
Dear Brian Finn:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed May 7, 2025
Reasons for the Solicitation, page 13

1. We note your statement in the fourth bullet on page 14 that you "believe Oportun should be able to achieve 8-10% pre-tax ROA." Please describe how you reached this conclusion, including a description of any assumptions and specific citations to underlying information.
2. We note that the disclosure in the first paragraph on page 16 regarding the Company's acquisition of Digit appears to impugn the character, integrity and reputation of the
       Board without adequate factual foundation. Please do not use these or similar statements without providing a proper factual foundation for the statements.
       Statements that purport to know the motivation or intent of another soliciting party may be difficult to support and should be reconsidered, absent adequate factual
 May 14, 2025
Page 2

       foundation. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please refer to Note (b) to Rule 14a-9. Please revise your proxy statement accordingly and refrain from including such statements in future materials.

Solicitation of Proxies, page 28

3.     Please fill in the blanks in this section.
General

4. Please revise your proxy statement in light of the changes to the Board announced by the Company in its press release dated May 7, 2025, and subsequently filed as soliciting materials on May 8, 2025.
5. Please disclose which Company nominee you do not oppose and explain why you have chosen not to oppose such nominee instead of another Company nominee.
6. We note that on page 2 you refer to both a white voting instruction form and a gold voting instruction form. Please revise to ensure all proxy materials are described consistently throughout your proxy statement.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-4568 or Perry Hindin at
202-551-3444.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions
cc:   Andrew Freedman